FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 HSBC HOLDINGS PLC

27 February 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Persons Closely Associated with PMDRs

1.    Long Term Incentive Awards

On 25 February 2019, long term incentive awards ("LTI awards") were made to the Executive Directors named below, as part of variable pay for the performance year ended 31 December 2018. An LTI award is an award of US$0.50 ordinary shares ("Shares") in HSBC Holdings plc (the "Company"), with a three year forward-looking performance period commencing on 1 January 2019 and ending on 31 December 2021.

At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2018. Subject to that assessment, the shares will vest in five equal annual instalments commencing from March 2022. Upon each vesting, a one year retention period applies.

Directors

Name	Shares awarded
John Flint	788,933
Marc Moses	458,567

2.    Annual Incentive Awards

On 25 February 2019, awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2018 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors who served during the year ended 31 December 2018, the performance assessment is detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2018. Upon vesting, a one year retention period applies.

(i)       Immediately vested awards

Directors

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £6.2239 per share	Net shares vested
John Flint	155,252	72,969	82,283
Marc Moses	106,174	49,902	56,272

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £6.2239 per share	Net shares vested
Samir Assaf	131,589	61,847	69,742
Patrick Burke	81,150	43,189	37,961
Andy Maguire	84,002	39,481	44,521
Paulo Maia	35,720	12,502	23,218
Charlie Nunn	64,415	30,276	34,139
Noel Quinn	73,165	34,388	38,777
Antonio Simoes	40,747	19,152	21,595
Ian Stuart	43,882	20,625	23,257
Peter Wong	96,159	14,424	81,735

(ii)      Deferred Awards

Awards vest in five equal annual tranches commencing in March 2022. Upon vesting, a one year retention period applies.

Other PDMRs

Name	Shares awarded
Samir Assaf	252,846
Patrick Burke*	141,089
Andy Maguire	161,408
Paulo Maia*	62,104
Charlie Nunn	123,772
Noel Quinn	140,585
Antonio Simoes	78,294
Ian Stuart	84,320
Peter Wong*	167,184

*	Awards vest in five equal annual tranches commencing in March 2020.

Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 22 February 2019 of £6.2350.

3.    Share Dealing

On 26 February 2019, Jackson Tai acquired 2,088 American Depositary Shares ("ADS")1,2, representing 10,440 Ordinary Shares at US$40.7800 per ADS.

1ADS are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

2Jackson Tai's interests in the ADS are as follows:
●  15 ADS are held jointly with his spouse.
●  He has a non-beneficial interest in 107 ADS, of which he is a custodian.
●  1,966 ADS are held in a trust, for which Jackson Tai is a trustee and the sole beneficiary.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Flint

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	944,185	£5,886,993.48
		Aggregated	£6.235	944,185	£5,886,993.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	72,969	£454,151.76
		Aggregated	£6.224	72,969	£454,151.76

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	564,741	£3,521,160.14
		Aggregated	£6.235	564,741	£3,521,160.14

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	49,902	£310,585.06
		Aggregated	£6.224	49,902	£310,585.06

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Samir Assaf

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	384,435	£2,396,952.22
		Aggregated	£6.235	384,435	£2,396,952.22

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	61,847	£384,929.54
		Aggregated	£6.224	61,847	£384,929.54

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Patrick Burke

2 - Reason for the notification

Position/status			President and Chief Executive of HSBC US

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	222,239	£1,385,660.16
		Aggregated	£6.235	222,239	£1,385,660.16

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	43,189	£268,804.02
		Aggregated	£6.224	43,189	£268,804.02

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Andy Maguire

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	245,410	£1,530,131.35
		Aggregated	£6.235	245,410	£1,530,131.35

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	39,481	£245,725.80
		Aggregated	£6.224	39,481	£245,725.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	97,824	£609,932.64
		Aggregated	£6.235	97,824	£609,932.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	12,502	£77,811.20
		Aggregated	£6.224	12,502	£77,811.20

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	188,187	£1,173,345.94
		Aggregated	£6.235	188,187	£1,173,345.94

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	30,276	£188,434.80
		Aggregated	£6.224	30,276	£188,434.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	213,750	£1,332,731.25
		Aggregated	£6.235	213,750	£1,332,731.25

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	34,388	£214,027.47
		Aggregated	£6.224	34,388	£214,027.47

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Antonio Simoes

2 - Reason for the notification

Position/status			Chief Executive, Global Private Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	119,041	£742,220.64
		Aggregated	£6.235	119,041	£742,220.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	19,152	£119,200.13
		Aggregated	£6.224	19,152	£119,200.13

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	128,202	£799,339.47
		Aggregated	£6.235	128,202	£799,339.47

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	20,625	£128,367.94
		Aggregated	£6.224	20,625	£128,367.94

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	263,343	£1,641,943.60
		Aggregated	£6.235	263,343	£1,641,943.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.22	14,424	£89,773.53
		Aggregated	£6.224	14,424	£89,773.53

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Jackson Tai

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-26	American Depositary Shares ("ADS"). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	The New York Stock Exchange		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$40.780	122	US$4,975.16
		Aggregated	US$40.78	122	US$4,975.16

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Jackson Tai

2 - Reason for the notification

Position/status			Trustee of JPT Pension Plan, person closely associated with Jackson Tai, Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-02-26	American Depositary Shares ("ADS"). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	The New York Stock Exchange		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$40.780	1,966	US$80,173.48
		Aggregated	US$40.78	1,966	US$80,173.48

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 27 February 2019